Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

October 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kellie Kim
Mark Rakip
Ruairi Regan
Mary Beth Breslin

Re:	Archimedes Tech SPAC Partners II Co. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 11, 2024 CIK No. 0002028516

Ladies and Gentlemen:

On behalf of our client, Archimedes Tech SPAC Partners II Co., a Cayman Islands exempted company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on September 11, 2024, contained in the Staff’s letter dated October 21, 2024 (the “Comment Letter”).

The Company has filed via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amended Draft Registration Statement on Form S-1

Dilution, page 81

1.

We note your revisions in response to prior comment 12. Please further revise your disclosure on pages 81 and 30 to state clearly that you intend to target an initial business combination with a with a target business with an enterprise value that is greater than what you could acquire.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 81 of the Registration Statement.

October 29, 2024

Restrictions of Transfers of Founder Shares, page 124

2.

We note your revisions in response to comment 9. It remains unclear what exceptions to the restrictions on transfer of the founder shares are referenced in item (g) in the first paragraph on page 124 where you reference (g) “by virtue of... our sponsor’s limited liability company agreement.” Please clarify.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Registration Statement.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Long Long